SCHEDULE A

INVESTMENT MANAGEMENT AGREEMENT

FEE SCHEDULE

WELLS FARGO FUND TRUST

Fund	Fee as % of Average Daily Net Asset Value
Absolute Return Fund[1]	First 1B Next 4B Next 5B Over 10B	0.225 0.20 0.175 0.165

Schedule A amended: May 20, 2015

The foregoing fee schedule is agreed to as of May 20, 2015 and shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS TRUST

By:

     C. David Messman

     Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:
Paul Haast

     Senior Vice President

1.  On May 20, 2015, the Board of Wells Fargo Funds Trust approved an advisory fee change to the Absolute Return Fund.  Effective September 1, 2015, the advisory fees will be:  First 1B 0.225%; Next 4B 0.20%; Next 5B 0.175%; Next 10B 0.165% and Over 20B 0.16%.